Exhibit 99.1

eHi Car Services Announces Update to Preliminary Non-Binding Proposal to Acquire the Company

SHANGHAI, January 2, 2018 -- eHi Car Services Limited ("eHi" or the "Company") (NYSE: EHIC), a leading car rental and car services company in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated January 1, 2018 (the “Proposal Letter”), from affiliates of MBK Partners HK Limited and Mr. Ray RuiPing Zhang, Chairman of the Board and Chief Executive Officer of eHi, and his affiliates (together, the “Consortium”), that proposes a “going-private” transaction (the “Proposed Transaction”) for US$13.35 in cash per American Depositary Share of the Company (each representing two Class A common shares), or US$6.675 in cash per common share.

According to the Proposal Letter, the Consortium will form an acquisition company for the purpose of implementing the Proposed Transaction, and the Proposed Transaction is intended to be financed with a combination of debt and equity capital. The Proposal Letter indicates that equity financing will be provided in the form of cash and rollover equity by members of the Consortium (or their affiliates) and any additional members admitted to the Consortium. The Consortium was formed in furtherance of the going-private transaction initially proposed in the preliminary non-binding proposal letter submitted by Goliath Advisors Limited (“GAL”) on November 26, 2017 (the “Initial Proposal Letter”), which proposed the same price of US$13.35 in cash per American Depositary Share. GAL has agreed and confirmed to the Company that the proposal in the Proposal Letter supersedes and replaces GAL’s proposal in the Initial Proposal Letter.

As previously announced, the Board had formed a committee of three independent directors (the “Special Committee”) to evaluate the Initial Proposal, and the Special Committee will evaluate the Proposed Transaction from the Consortium. Also, as previously announced, the Special Committee has retained Fenwick & West LLP as its legal counsel and Duff & Phelps, LLC as its independent financial advisor to assist it in this process.

No decisions have been made by the Special Committee with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Initial Proposal Letter, the Proposed Transaction or any other proposal or transaction, except as required under applicable law.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About MBK Partners HK Limited

MBK Partners HK Limited is an affiliate of MBK Partners (“MBKP”). Founded in 2005, MBK Partners is one of the largest private equity funds in Asia with capital under management of over US$15 billion. MBKP focuses on North Asia and has developed expertise in various industries, including consumer and retail, telecommunications and media, financial services, healthcare, logistics and industrials. MBKP has completed transactions of over US$21 billion in aggregate value, with aggregate revenues of its portfolio companies exceeding US$36 billion. MBKP has over 45 investment professionals across five offices in North Asia.

Safe Harbor Statement

This press release contains certain "forward-looking statements" within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are "forward-looking statements" including, among other things, statements about eHi's beliefs and expectations. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Potential risks and uncertainties include, but are not limited to, risks discussed in eHi's filings with the U.S. Securities and Exchange Commission at www.sec.gov. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

In China:
eHi Car Services Limited
Tel: +86 (21) 6468-7000 ext. 8830
E-Mail: ir@ehic.com.cn

In the United States:
The Piacente Group, Inc.
Ms. Brandi Piacente
Tel: +1-212-481-2050
E-Mail: ehi@thepiacentegroup.com